

July 10, 2015

W. Bryan Hill
Chief Financial Officer
Realpage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

> **Re: Realpage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 8-K filed February 26, 2015**
> **File No. 001-34846**

Dear Mr. Hill:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 43

1.   In your response to prior comment 1 in your letter dated August 29, 2014, you indicated that you would disclose the ACV in future filings of Form 10-K. However, we are unable to locate such disclosure. Please advise.

2.   We note that you provided details of the on demand revenue by product group (e.g., leasing and marketing, property management, residential services, asset optimization) and by revenue stream (e.g., subscription and transaction) in your fourth quarter 2014 and first quarter 2015 earnings calls and IR Fact Sheets furnished in Exhibit 99.1 and Exhibit 99.2 of the Form 8-Ks filed on February 27, 2015 and May 5, 2015, respectively. Please

tell us what consideration was given to disclosing this information in the MD&A. We refer to you Section III.B of SEC Release No. 33-8350.

Form 8-K filed February 26, 2015

Exhibit 99.1

3.   We note your discussion of the non-GAAP measures (i.e., Non-GAAP total revenue, Non-GAAP on demand revenue, and Non-GAAP net income). Please tell us your consideration for including the reasons why you believe these non-GAAP measures, excluding adjusted EBITDA, provide useful information to investors regarding your financial condition and results of operations in your disclosure. Similar concerns apply to the first quarter earnings release included in Exhibit 99.1 filed on May 5, 2015. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant